VAULTED GOLD BULLION TRUST
100 King Street
First Canadian Place
Toronto, Ontario
Canada M5X 147

April 8, 2016

VIA EDGAR
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Filing Desk

Vaulted Gold Bullion Trust
Registration Statement on Form S-1 (No. 333-194144)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Vaulted Gold Bullion Trust (the “Trust”) hereby respectfully requests that the Securities and Exchange Commission (the “SEC”) consent to the immediate withdrawal of its Registration Statement on Form S-1 (No. 333-194144), together with all exhibits and amendments thereto (the “Registration Statement”).  The Trust has determined not to proceed with the offer and sale of its Gold Deposit Receipts, each representing one troy ounce of physical gold bullion (the “Gold Deposit Receipts”), on the terms and conditions described in the Registration Statement.  No Gold Deposit Receipts have been offered or sold under the Registration Statement.  The Trust has confidentially submitted to the SEC a new draft registration statement for the continuous offering of Gold Deposit Receipts.

Please address any questions you may have to Anna T. Pinedo, Morrison & Foerster LLP, 250 West 55th Street, New York, NY 10019, telephone number (212) 468-8179, facsimile number (212) 468-7900.

Thank you for your assistance with this matter.

Very truly yours,

VAULTED GOLD BULLION TRUST

By:	Bank of Montreal

By:	/s/ Deland Kamanga
Name: Deland Kamanga
Title: Managing Director and co-Head, Global Structured Products*

* The Trust is a trust and Deland Kamanga is signing in his capacity as an officer of the Bank of Montreal, the initial depositor of the Trust.

cc:	Coy Garrison, Sonia Barros,
U.S. Securities and Exchange Commission Anna T. Pinedo, Morrison & Foerster LLP